UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 7)*

GOOSEHEAD INSURANCE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38267D109

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38267D109	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kayne Anderson Rudnick Investment Management, LLC 95-4575414
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION A California Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 686,108
	6.	SHARED VOTING POWER 1,956,711
	7.	SOLE DISPOSITIVE POWER 721,734
	8.	SHARED DISPOSITIVE POWER 1,956,711

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,678,445
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.95%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 38267D109	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Virtus Investment Advisers, Inc. 04-2453743
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,956,711
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,956,711

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,711
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.00%
12.	TYPE OF REPORTING PERSON (see instructions) IA

FOOTNOTES - The amounts reported on this page are also included in the amounts reported by Kayne Anderson Rudnick Investment Management, LLC on this Schedule 13G.

CUSIP No. 38267D109	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,277,476
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,277,476

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,277,476
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.22%
12.	TYPE OF REPORTING PERSON (see instructions) IV

FOOTNOTES - The amounts reported on this page are also included in the amounts reported by Virtus Investment Advisers, Inc. on this Schedule 13G.

CUSIP No. 38267D109	13G	Page 5 of 10 Pages

Item 1.	(a)	Name of Issuer GOOSEHEAD INSURANCE, INC.

	(b)	Address of Issuer’s Principal Executive Offices 1500 Solana Boulevard, Building 4, Suite 4500, Westlake, TX 76262

Item 2.	(a)	Name of Person Filing (1) Kayne Anderson Rudnick Investment Management, LLC (2) Virtus Investment Advisers, Inc. (3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund

(b)

Address of the Principal Office or, if none, residence

(1)  Kayne Anderson Rudnick Investment Management, LLC

2000 Avenue of the Stars, Suite 1110, Los Angeles, CA 90067

(2)  Virtus Investment Advisers, Inc.

One Financial Plaza, Hartford, CT 06103

(3)  Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund

101 Munson Street, Greenfield, MA 01301

(c)

Citizenship

(1)  Kayne Anderson Rudnick Investment Management, LLC: A California Limited Liability Company

(2)  Virtus Investment Advisers, Inc.: Massachusetts

(3)  Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: Delaware

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 38267D109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[X]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 38267D109	13G	Page 7 of 10 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: (1) Kayne Anderson Rudnick Investment Management LLC: (2) Virtus Investment Advisers, Inc.: (3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund:	2,678,445 1,956,711 1,277,476
(b)	Percent of class: (1) Kayne Anderson Rudnick Investment Management LLC: (2) Virtus Investment Advisers, Inc.: (3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund:	10.95% 8.00% 5.22%
(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:

(1)  Kayne Anderson Rudnick Investment Management LLC:

(2)  Virtus Investment Advisers, Inc.:

(3)  Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund:

686,108 0 0
(ii)

Shared power to vote or to direct the vote:

(1)  Kayne Anderson Rudnick Investment Management LLC:

(2)  Virtus Investment Advisers, Inc.:

(3)  Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund:

1,956,711 1,956,711 1,277,476
(iii)

Sole power to dispose or to direct the disposition of:

(1)  Kayne Anderson Rudnick Investment Management LLC:

(2)  Virtus Investment Advisers, Inc.:

(3)  Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund:

721,734 0 0
(iv) Shared power to dispose or to direct the disposition of:
	(1) Kayne Anderson Rudnick Investment Management LLC: (2) Virtus Investment Advisers, Inc.: (3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund:	1,956,711 1,956,711 1,277,476

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ] .

Instruction. Dissolution of a group requires a response to this item.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

With respect to securities owned by a registered investment company included in this filing, only the custodian for such investment company, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of such investment company participate proportionately in any dividends and distributions so paid.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

CUSIP No. 38267D109	13G	Page 9 of 10 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kayne Anderson Rudnick Investment Management, LLC

By:	/s/ Michael Shoemaker
Name:	Michael Shoemaker
Title:	Chief Compliance Officer
Date:	February 13, 2024

Virtus Investment Advisers, Inc.

By:	/s/ David Fusco
Name:	David Fusco
Title:	Vice President and Chief Compliance Officer
Date:	February 13, 2024

Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund

By:	/s/ Daphne Chisolm
Name:	Daphne Chisolm
Title:	Vice President, Counsel and Assistant Secretary
Date:	February 13, 2024